

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

Via E-mail
Claude Pupkin
Chief Executive Officer
Genie Energy Ltd.
520 Broad Street
Newark, New Jersey 07102

> **Re: Genie Energy Ltd.**
> **Amendment No. 1 to Form 10**
> **Filed October 7, 2011**
> **File No. 000-54486**

Dear Mr. Pupkin:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Facing Page of Registration Statement

1. Please indicate whether you are a large accelerated filer, an accelerate filer, a non-accelerated filer or a smaller reporting company.

Exhibit 10.4

2. We note that you have filed a redacted copy of the agreement but have not filed a corresponding confidential treatment request. The confidential treatment application you filed with IDT's Form 10-K for Fiscal Year Ended July 31, 2009 is insufficient for this registration statement because you re-filed the agreement as an exhibit to the registration statement. Please file an application for confidential treatment for the redacted agreement that you filed with this registration statement.

Exhibit 99.1

The Spin-Off, page 15

Treatment of Stock Options in the Spin-Off, page 17

3. Please clarify what you mean by the phrase "each option holder will share ratably in a pool of options," including clarification on whether current holders of options to purchasers IDT's Class B common stock will be granted options to purchase your Class B common stock and disclose the number of options that will be granted. Please also tell us number of holders of options to purchase IDT's Class B common stock, the nature of such holders' relationship with you and whether all of such holders are also holders of IDT's Class B common stock. Please also disclose how you will determine the market value in setting the exercise price of the options, including when such determination will be made. Please also tell us whether you will register the grant of the options to purchase your Class B common stock under the Securities Act, and, if not, the exemption from registration that you intend to rely on.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 17

4. We note your response to comment 13 in our letter dated September 23, 2011. You did not disclose which of the tax consequences discussed in this section are covered by the private letter ruling and/or the PwC opinion. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 32

Year Ended July 31, 2011 Compared to Year Ended July 31, 2010, page 33

Consolidated, page 36

5. We note your response to comment 19 in our letter dated September 23, 2011 and the related revisions to your disclosure. Please provide a more meaningful discussion of the reasons for material changes from period to period in net loss attributable to non-controlling interests. For example, if the increase in the net loss attributable to non-controlling interests relates in significant part to non-controlling interests in the Citizen's Choice Energy, LLC (CCE) variable interest entity, please state this fact and also explain the underlying reasons for the losses incurred by this entity. You should also provide a context for readers to understand why 100% of the losses incurred by this variable interest entity and the other IDT Energy related variable interest entities are attributed to the non-controlling interests.

Business, page 45

Israel Energy Initiatives, Ltd., page 48

6. We note that you continue to state that the 238 square kilometers in the Shfela reason in Israel "is estimated to hold approximately 40 billion barrels of oil equivalent in the form of oil shale." Such statements need to comply with Regulation S-K and, specifically, Item 1202, which requires the disclosure of proven, possible and probable reserves to be presented in a particular format and with additional content. Please revise your disclosure to comply with these regulations or remove this statement. Please also provide the disclosure requested by this comment to your indication that "each acre is estimated to hold up to 2.5 million barrels of oil equivalent" in Colorado's Piceance Basin, or direct us to the page number in your previously referenced supplemental materials containing the support for this statement.

Executive Compensation, page 56

Compensation of our Named Executive Officers, page 56

7. We note your response to comment 32 in our letter dated September 23, 2011. With respect to your named executive officers' base salaries, bonuses and stock awards, please disclose why IDT chose to pay each compensation element and how each compensation element fit into IDT's overall compensation objectives and affected decisions regarding the other compensation elements. Please also disclose how IDT determined the amount of base salaries and stock awards to pay to your named executive officers. See Item 402(b)(1)(iv)-(vi) of Regulation S-K.

8. We note the disclosure in the sixth paragraph, second sentence regarding the accomplishments during fiscal 2010 that led to IDT's decision to award bonuses. Please provide the following additional disclosure:

    • Please disclose IDT's budgeted goal for Adjusted EBITDA and how IDT calculated Adjusted EBITDA from its audited financial statements. See Instruction 5 to Item 402 of Regulation S-K.

    • Please disclose the targets for reducing corporate overhead, either as a dollar amount or as a percentage from the corporate overhead in fiscal 2009.

    • Please disclose the relative weight assigned to each of the five accomplishments in determining each named executive officer's bonus payment. See Item 402(b)(v) of Regulation S-K.

9. We note your response to comment 35 in our letter dated September 23, 2011. Please provide the disclosure required by Item 402(d) of Regulation S-K. Such disclosure is

required when plan awards are granted to your named executive officers, even if such grant was made by IDT.

Summary Compensation Table, page 57

10. We note from Mr. Jonas's amended and restated employment agreement with IDT, dated October 31, 2008 that he is to receive shares of IDT's Class B common stock as his form of base compensation for the period between January 1, 2009 through December 31, 2011. Please disclose why Mr. Jonas also received a cash salary of $36,004 and $35,000 in fiscal 2011 and fiscal 2010, respectively, and whether such payments were pursuant to his amended and restated employment agreement.

Outstanding Equity Awards at 2011 Fiscal Year-End, page 57

11. Please disclose in a footnote to the table the vesting dates of the stock awards. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For further guidance, see Question 122.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Where You Can Find More Information, page 66

12. We note your response to comment 42 in our letter dated September 23, 2011. The sentence that "[s]tatements…relating to the contents of any contract, agreement or other documents are not necessarily complete…, with each such statement being qualified in all respects by reference to the document to which it refers" is too broad, as the information statement discusses numerous "documents." Please either delete such sentence or specifically identify the documents which are being qualified and file such documents as exhibits to the registration statement.

Notes to Consolidated Financial Statements, page F-8

Note 9 – Variable Interest Entity, page F-23

13. Please disclose the amount of cash that was provided to CCE during fiscal 2011 to fund its operations, the amount of cash you intend to provide to CCE during fiscal 2012 and the primary reasons for providing this support if there is no contractual obligation. Also disclose the terms of your arrangements with CCE that could require you to provide additional financial support including events or circumstances that could expose you to a loss. Finally, please revise your disclosure to clarify that you have no ownership interest in this entity and thus all net losses incurred by this entity have been attributed to non-controlling interests in the consolidated statements of operations. See ASC 810-10-50.

Note 10 –Stock Based Compensation, page F-24

14. With reference to the applicable authoritative guidance, please tell us your proposed accounting for the reduction in the exercise price of the outstanding stock options and granting of new options in connection with the spin-off.

Note 11 – Commitments and Contingencies, page F-26

Tax Audits, page F-26

15. We note your response to comment 53 in our letter dated September 23, 2011. Please revise your disclosure to specifically indicate the amount or a range of reasonably possible additional losses incurred related to the tax audits in excess of the $3.3 million that has been accrued. Additionally, we note your disclosure on page 34 of "Management's Discussion and Analysis of Financial Condition and Results of Operations" that the accrual for the tax audits represents IDT Energy's estimate of the *potential* liability that may result from the audits. If the amount accrued represents your estimate of the *probable* liability that has been incurred, please revise your disclosure accordingly. Otherwise please advise us as to the basis in GAAP for your accounting.

Other Commitments and Contingencies, page F-27

16. We note your response to comment 46 in our letter dated September 23, 2011. Please tell us in more detail why you believe "supply fees" paid under the BP Agreement, which are based on the delivered volume of electricity and natural gas, should be classified as a non-operating as opposed to operating expense.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Dov T. Schwell
        Schwell Wimpfheimer & Associates LLP